NAME OF REGISTRANT: Chevron Corporation
NAME OF PERSON RELYING ON EXEMPTION: Sisters of St. Francis of Philadelphia
ADDRESS OF PERSON RELYING ON EXEMPTION: 609 South Convent Road, Aston, PA 19014

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

CHEVRON SHAREHOLDER PROPOSAL:
HYDRAULIC FRACTURING OPERATIONS Symbol: CVX	Lead Filer: Sisters of St. Francis of Philadelphia

Shareholder Proposal No. 5 on Chevron Corporation’s 2013 Proxy Statement
CHEVRON FAILS TO QUANTITATIVELY DISCLOSE RISKS ASSOCIATED WITH SHALE ENERGY OPERATIONS TO INVESTORS
Chevron Corporation   Symbol: CVX

Shareholders are being asked to vote FOR a report from Chevron containing quantitative indicators of the company’s progress in setting procedures and implementing practices to minimize adverse environmental and community impacts from its horizontal drilling and hydraulic fracturing operations.

Horizontal drilling and hydraulic fracturing operations have been linked to significant environmental and social impacts. These impacts could have financial implications for the company, because they result in increased community opposition and regulatory scrutiny. Currently, Chevron is not providing the data necessary for investors to verify whether the company’s policies and practices effectively manage those impacts and risks. This memo identifies the risks facing the natural gas production sector as a whole, identifies some of the risks specific to Chevron, and describes the rising public and regulatory expectations for better disclosure by companies.

Rationale for a Yes Vote:
1.	Horizontal drilling and hydraulic fracturing operations result in significant environmental and social impacts, which increase financial risks to shareholders.
2.
Public expectations are on the rise for better company disclosure and environmental protection measures. The proponents are concerned that investment value may be undermined if the Company fails to respond effectively.

3.	Chevron does not provide investors with sufficient information to determine if the company is mitigating the risks associated with fracturing operations.

This is not a solicitation to vote your proxy. Please DO NOT send us your proxy card; the Sisters of St Francis of Philadelphia is not able to vote your proxies, nor does this communication contemplate such an event.  We urge shareholders to vote for Item number 5 following the instruction provided on the management’s proxy mailing.

TABLE OF CONTENTS
Background on hydraulic fracturing operations investor campaign	2
Analysis of Chevron’s current reporting against the guidelines of the proposal	3
Hydraulic fracturing operations result in significant environmental and social impacts	4
Water-related impacts	4
Disposal Concerns	4
Air impacts	4
Community impacts	5
Public expectations are growing regarding company disclosure and environmental protection measures	5
Regulatory calls for increased disclosure	6
Financial impacts of bans and moratoria	7
Conclusion	7

BACKGROUND ON HYDRAULIC FRACTURING INVESTOR CAMPAIGN

Background: As natural gas production has expanded in the United States, controversies associated with the hydraulic fracturing process have grown. In the rush to drill for natural gas, there have been incidents of poorly constructed wells, equipment failures, degraded local and regional air quality, water contamination, private lawsuits, strained community relations, and related government enforcement actions. The industry has faced public backlash including costly bans and moratoria. Companies that fail to transparently mitigate the significant environmental and community impacts of their operations face significant business risks including enforcement actions  and loss of the social license to operate. Investors have become more concerned about how companies are managing and disclosing issues regarding their hydraulic fracturing operations, and especially, how environmental risks may affect financial performance.

Investor Campaign: This is the fourth year investors with concerns regarding the impacts of hydraulic fracturing operations are engaging companies. Proposals have consistently received remarkably high votes. In the 2010 proxy season, votes at six companies where resolutions went to a vote ranged from 21% to 42%, averaging 30%.

Rising Expectations: Prominent regulatory bodies are echoing investor calls for increased transparency and disclosure of company policies and progress towards achieving best practices. The International Energy Agency, the Department of the Interior, and 18 states are pressing for increased disclosure requirements regarding hydraulic fracturing operations.  In particular and as noted in proponents’ resolution, the Department of Energy secretary's shale advisory panel recommended in 2011 that companies "adopt a more visible commitment to using quantitative measures as a means of achieving best practice and demonstrating to the public that there is continuous improvement in reducing the environmental impact of shale gas production."1 (emphasis in original)

 The Current Proposal: The proposal reflects rising public expectations for quantifiable disclosure. In order to measure the effectiveness of expressed company policies and practices intended to mitigate environmental and community impacts, investors need rigorous, detailed reporting on key indicators.

Company Practices: In comparison with its peers, Chevron provides very little data on its website and 10-K on key environmental and social indicators.

Topic Requested in Proposal	Chevron Omissions
% green completions, other low cost emission reduction measures	No specifics provided on green completions, reduced emissions from pad operations, pneumatic controllers, etc.
Systems to track and manage NORMS (Naturally Occurring Radioactive Materials)	Not mentioned on-line.
Use of closed loop systems for managing drilling residuals	Not mentioned on-line
# of community complaints and portion open/closed	No data provided.
Quantities of water used and sources for shale energy ops by region	No data provided on water quantities used or their sources, but for reuse figure.

HYDRAULIC FRACTURING OPERATIONS RESULT IN SIGNIFICANT ENVIRONMENTAL AND SOCIAL IMPACTS.

Hydraulic fracturing operations use millions of gallons of water and thousands of gallons of chemicals, generating wastewater and polluting air emissions. The sudden expansion of industrial activity in an area can also be socially disruptive-- often damaging roads, creating traffic jams, increasing rents2, and increasing rates of crime3. These impacts can lead to strained community relations and have financial implications for companies when not appropriately addressed. Investors need specific, detailed assurances that companies are transparently and proactively managing the impacts of their operations.

WATER-RELATED IMPACTS

Much of the controversy surrounding hydraulic fracturing has centered on water usage and wastewater management. The high volumes of water and chemicals used during the extraction process have prompted concerns about potential water contamination and shortages, and have increased tension with communities from competition over finite water resources. These concerns have prompted calls for increased chemical disclosure, restrictions on companies’ access to water, and in some cases even bans and moratoria on the entire hydraulic fracturing process.

The high volumes of water used during hydraulic fracturing also pose substantial business risks to companies as communities become concerned about competition over limited water resources.  In June 2012, the Susquehanna River Basin Commission suspended 37 water withdrawals to protect stream flow levels.4  This was the second summer in succession during which SRBC imposed such restrictions on energy companies.

DISPOSAL CONCERNS

As public concern over the chemical content and water contamination risks of hydraulic fracturing fluid increases, companies are finding it increasingly difficult and expensive to ensure safe disposal of fracking fluids:

•
After the Pennsylvania Department of Environmental Protection set stricter standards on wastewater treatment plants, companies operating in the Marcellus Shale were forced to send nearly 14.8 million gallons of wastewater to Ohio for deepwater injection in the last 6 months of 2010.5

•	Youngstown, Ohio reported a series of earthquakes in the past year, which may be linked to the underground injection of the wastewater used in the hydraulic fracturing process.6

•
In November 2012, more than 60% of voters in Mansfield, Ohio voted in favor of an “environmental bill of rights” to ban wastewater injection wells on grounds that the operations would threaten community rights to clean air and water.7

It is crucial that our company have policies and practices in place to mitigate its impact on finite water resources and be responsive to concerns about water competition and shortages.

AIR IMPACTS

The contribution of natural gas extraction to declining regional air quality has prompted health concerns among local residents, increasing the likelihood of tightened oversight and regulation of the industry. Emissions from hydraulic fracturing operations have been linked to increased ozone and methane levels, further tarnishing natural gas’s reputation as the more ‘climate-friendly’ alternative.

•	August 2012 interim findings of the Uinta Basin Winter Ozone Study reported that “observed levels of ambient VOC species were highest in gas-production areas.”8
•	In 2011, Ultra Petroleum, along with Shell, and QEP Resources paid a total of $13 million to mitigate high ozone levels in Wyoming, while EnCana committed to contributing an additional $36 million.9
•
A March 2012 study from the Colorado School of Public Health found that “people living within a half-mile of oil- and gas-well hydraulic fracturing operations were exposed to air pollutants five times above a federal hazard standard”10. The lead author of the report concluded that, “Our data shows that it is important to include air pollution in the national dialogue on natural gas development that has focused largely on water exposures to hydraulic fracturing.”11

•
Ongoing debate surrounding the greenhouse gas impact of natural gas due to methane leakage continues to cast doubt on natural gas as the obvious ‘cleaner’ alternative to traditional fossil fuels (Wigley, 201112; Pétron et al., 201213, Scottish Widows Investment Partnership, 201214).

These studies publicly linking hydraulic fracturing to declining air quality threaten to further tarnish the industry’s environmental profile. Proponents believe that the company would benefit from beyond-compliance measures to transparently reduce its air emissions across the life cycle of its shale gas operations.

COMMUNITY IMPACTS

The resolution specifically asks for “numbers of community complaints or grievances and portion open or closed” in order to assess how effective these initiatives are in engaging with and addressing the communities’ concerns. The company fails to provide any such detail.

Chevron hasn't responded to one of the real issues facing communities especially in PA since hydraulic fracturing is also a human rights issue. The Pennsylvania Constitution speaks to all the rights of its citizens, particularly "clean air, pure water, and the preservation of the natural, scenic, historic and esthetic values of the environment." (Art.1, Section 27)

The influx of industrial activity associated with hydraulic fracturing operations exposes host communities to increased health risks, crime, noise and light pollution, truck traffic, and skyrocketing rents.   A significant body of literature points to negative impacts on the surrounding community15:

•
Sublette County, WI, a rural gas boomtown, displays a significant correlation between population growth associated with energy development, and crime rate between 1995-2004. The population increased by 21%, while the crime rate, measured by the number of arrests in the county, rose by 270%.16

•	A 2012 report from Cornell University suggested that exposure to shale gas operations likely contributed to increased illness, death and reproductive issues in farm animals.17
•
The National Institute for Occupational Safety and Health (NIOSH) issued a hazard alert in 2012 for workers exposed to dust from the sand used during hydraulic fracturing, warning that the silica in the dust may cause lung diseases such as silicosis, lung cancer, and tuberculosis. 18

•
A 2012 study from the Colorado School of Public Health reports that “air pollution caused by hydraulic fracturing or fracking may contribute to acute and chronic health problems for those living near natural gas drilling sites”.19

•
According to an MSCI report, “the expansion of oil and gas activities into areas previously untouched by the industry will continue to face fierce opposition from the community, unless companies adequately manage environmental impacts and community health concerns through communication and adoption of best environmental practices.”20

Companies that fail to comprehensively address and mitigate the impacts of their hydraulic fracturing operations on the surrounding community risk losing their social license to operate. Proponents believe that companies need to have clear systems in place for engaging the community, and tracking and resolving complaints.

PUBLIC EXPECTATIONS ARE GROWING REGARDING COMPANY DISCLOSURE AND ENVIRONMENTAL PROTECTION MEASURES.

A central concern for communities across the country is a desire to have a better understanding of the practices taking place sometimes literally in their back yards. As community wariness of and opposition to hydraulic fracturing operations increases, there is growing recognition that companies must be publicly transparent about managing their environmental footprint and social impacts, and engage with key stakeholders to earn and maintain their social license to operate.

The following illustrate calls for increased disclosure:

•
In November 2011, the Department of Energy Secretary’s shale gas advisory panel recommended that companies “adopt a more visible commitment to using quantitative measures as a means of achieving best practice and demonstrating to the public that there is continuous improvement in reducing the environmental impact of shale gas production”.21

•
The International Energy Agency (IEA), in its 2012 report, “Golden Rules for a Golden Age of Gas” addressed the need of the energy industry to maintain or earn its social license to operate, stating that “full transparency, measuring and monitoring of environmental impacts and engagement with local communities are critical to addressing public concerns.”22 IEA continued, “Operators need to explain openly and honestly their production practices, the environmental, safety, and health risks and how they are addressed.”23

•
Because existing company disclosure is insufficient, the Investor Environmental Health Network and the Interfaith Center on Corporate Responsibility published “Extracting the Facts: An Investor Guide to Disclosing Risks from Hydraulic Fracturing Operations” in December 2011.24 These guidelines, now supported by investors on three continents managing assets more than $1.3 trillion, have also earned support from both companies—Apache, Southwestern, Talisman, BG Group—and environmental organizations—Environmental Defense Fund and the Natural Resources Defense Council.

•
Several energy companies have recognized the growing demands for disclosure and have released explicit sets of principles and practices for shale gas operations on which they plan to report. These include Shell’s “Onshore Tight/Shale Oil & Gas Operating Principles”25, Talisman’s “Shale Operating Principles”, and BG Group’s “Public Position on Unconventional Gas”.26  Talisman has stated “we will measure our progress by setting quantitative performance metrics”27, and they plan to audit their operations and report publicly on their progress.

As public expectations for company disclosure and transparency rise, investment value may be undermined by company environmental policies and practices that lag public and regulatory expectations. Transparency requires full disclosure of steps being taken to minimize risks, acknowledgement of challenges and failures, and clearly defined steps to continually improve operations.

In the absence of meaningful disclosure, investors and the public cannot differentiate companies' management of hydraulic fracturing risks.

REGULATORY CALLS FOR INCREASED DISCLOSURE AND TIGHTENING OF REGULATIONS GOVERNING OPERATIONS

As public awareness and concern over the impacts of hydraulic fracturing operations grow, so do calls for increased regulation and oversight. A May 2012 Bloomberg poll reported that the majority of the U.S. public favors greater regulation of hydraulic fracturing operations, with three times as many Americans in support of increased regulation than less.28 Regulators are responding: This year alone, 24 states have considered at least 127 bills dealing specifically with hydraulic fracturing, at least seven states have enacted regulatory laws, and rulemaking is still underway in several other states according to the National Conference of State Legislatures.29

•	South Dakota30, Alaska, Texas, and Colorado are among the latest states to propose rules increasing requirements for company disclosure of chemical use in hydraulic fracturing fluids.

•
Securities and Exchange Commission (SEC): The Security and Exchange Commission has been seeking “detailed information about oil and gas companies’ hydraulic fracturing operations, including environmental impacts” and is “looking for…whether companies are disclosing risks associated with the practice.”31

•
Environmental Protection Agency (EPA): In November 2011, the EPA partially accepted a petition from over 100 environmental groups calling for the agency to use its authority under the Toxic Substances Control Act (TSCA) to require disclosure of chemicals used during hydraulic fracturing.

•
Bureau of Land Management (BLM): The BLM is developing proposed rules to address well integrity, waste water management and disclosure of chemicals used in hydraulic fracturing operations on public and Indian lands. These rules are due to be published in spring 2013.

Companies that wait for regulations to force their hand, rather than acting proactively, may find it more difficult to keep pace with regulation, potentially leading to enforcement penalties and a negative public profile.   Shareholder value may be detrimentally affected.

FINANCIAL IMPACTS OF BANS AND MORATORIA

Companies failing to address the environmental and social impacts of their operations have faced community backlash, including bans or moratoria on their operations, as communities seek added protection. This loss of companies ‘social license to operate’ poses a significant financial risk to companies resulting from costly delays, enforcement fines, and litigation. For example:

•	Norse Energy Corporation USA filed for Chapter 11 bankruptcy in December 2012 as a result of the 4 year moratorium in New York State, which idled seven of the company’s wells in the area.32
•	Talisman Energy booked an impairment charge of $109 million on its assets in Quebec in 2012 because of Quebec’s continued moratorium on hydraulic fracturing.33
•	Royal Dutch Shell has estimated 40% of its New York acreage could be off-limits because of potential state rules.34
•	France and Bulgaria have enacted national bans on hydraulic fracturing. Chevron’s license to explore for shale gas in Bulgaria was subsequently suspended.

CONCLUSION

We are concerned that Chevron currently fails to provide the transparent, widespread, and detailed reporting necessary for shareholders and the public to assess Chevron’s progress towards achieving best practices. In its opposition statement, Chevron states that “[t]he Company contributed to the work of the Secretary of Energy Advisory Board.”  As highlighted in proponents’ resolution, the DOE panel urged companies to "adopt a more visible commitment to using quantitative measures as a means of achieving best practice and demonstrating to the public that there is continuous improvement in reducing the environmental impact of shale gas production." (emphasis in original)  35 We encourage shareholders to vote in support of this proposal calling on the company to provide quantitative reporting on the results of its procedures and practices, in order to measure the company’s effectiveness in minimizing the adverse environmental and community impacts of its hydraulic fracturing operations.

This is not a solicitation to vote your proxy. Please DO NOT send us your proxy card. We are not able to vote your proxies, nor does this communication contemplate such an event.   We urge shareholders to vote for Item number 5 following the instruction provided on the management’s proxy mailing.

1 http://www.shalegas.energy.gov/resources/111811_final_report.pdf,  page 9.

2 Loewenstein, J. “skyrocketing rent in Bradford County: influx of gas workers creating shortage of affordable housing”. The Daily Review. Jan 22, 2010. Available at: http://thedailyreview.com/news/skyrocketing-rent-in-bradford-county-influx-of-gas-workers-creating-shortage-of-affordable-housing-1.563248
3 Berger, J., Beckmann, J. “Sexual Predators, Energy Development, and Conservation in Greater Yellowstone”. Journal of Conservation Biology. Vol. 24, Issue 3, Pages 301-306. June, 2010. Available at: http://onlinelibrary.wiley.com/doi/10.1111/j.1523-1739.2010.01449.x/abstract

4 Susquehanna River Basin Commission. “37 water withdrawals for natural gas drilling and other uses suspended to protect streams”. June, 2012. Available at: http://www.srbc.net/newsroom/NewsRelease.aspx?NewsReleaseID=89
5 Puko, T. “Pennsylvania fracking water being disposed in Ohio”. July 2011. Available at: Pittsburg Tribune – Review. Available at: http://triblive.com/x/pittsburghtrib/s_745228.html#axzz2JZv4yBh0
6 Marineau, Kim. (Jan. 6, 2012). “Ohio Quakes Probably Triggered by Disposal Well, Say Seismologists.” http://blogs.ei.columbia.edu/2012/01/06/seismologists-link-ohio-earthquakes-to-waste-disposal-wells/
7 Gillmer, E. “Ohio city votes to block wastewater injection wells.” EnergyWire. Nov, 2011. http://www.midwestenergynews.com/2012/11/08/ohio-city-votes-to-block-wastewater-injection-wells/
8 2012 Unitah Basin Winter Ozone & Air Quality Study: Summary of interim findings, ongoing analyses, and additional recommended research”. Aug, 2012. Available at: http://www.deq.utah.gov/locations/uintahbasin/docs/2012/Aug/UBOSWinter2012InterimFindingsMitigation%20.PDF
9 Bleizeffer, D. “Despite ozone spikes, more drilling proposed in Wyoming community.” Stanford University. May, 2011. http://www.stanford.edu/group/ruralwest/cgi-bin/drupal/content/despite-ozone-spikes-more-drilling-proposed-wyoming-community
10 Jaffe, M. “Cu denver study links fracking to higher concentration of air pollutants.” The Denver Post. March, 2012. Available at: http://www.denverpost.com/breakingnews/ci_20210720/cu-denver-study-links-fracking-higher-concentration-air
11 “Study Shows Air Emissions Near Fracking Sites May Pose Health Risk,” Press release, the University of Colorado, Denver, March 19, 2012.
12 Wigley, T. “Coal to gas: the influence of methane leakage”. Springer. Vol. 108 (3), pg 601-608. May, 2011.  http://www.usclimatenetwork.org/resource-database/report-coal-to-gas-the-influence-of-methane-leakage
13 Tollefson, J. “Air sampling reveals high emissions from gas field.” Nature. Feb, 2012. Available at: http://www.nature.com/news/air-sampling-reveals-high-emissions-from-gas-field-1.9982
14 Scottish Widows Investment Partnership. “Shale gas: the fugitive methane problem.” May, 2012. http://www.swip.com/sites/docs/SiteCollectionDocuments/SWIP%20Document%20Test%20Folder/May-2012-Sustainability-Research-Note.pdf
15 Grassroots Environmental Education. (Oct 9, 2012). “Summary report: Human health risks and exposure pathways of proposed horizontal hydrofracking in new York state” As presented in a meeting with officials from the NYSDEP and the NYS DOH http://chej.org/wp-content/uploads/Summary-Report-Hydrofracking-In-New-York-State.pdf
16 Garrison, E., et al. “Frack Attack: how hydraulic fracturing for natural gas threatens human health”. Proceedings of the National Conference on Undergraduate Research. March 31-April 2, 2011. Available at: http://urpasheville.org/proceedings/ncur2011/papers/NP52000.pdf
17 Ramanujan, Krishna. (March 7, 2012). “Study suggests hydrofracking is killing farm animals, pets”. http://www.news.cornell.edu/stories/2012/03/reproductive-problems-death-animals-exposed-fracking
18 OSHA. “Hazard Alert: Worker Exposure to Silica During Hyraulic Facturing” http://www.osha.gov/dts/hazardalerts/hydraulic_frac_hazard_alert.html
19 Kelly, David. (March 19, 2012). “Study Shows Air Emissions Near Fracking Sites May Pose Health Risk”. http://www.ucdenver.edu/about/newsroom/newsreleases/Pages/health-impacts-of-fracking-emissions.aspx
20 Dana Sasarean, Sameul Block and Linda-Elling Lee, “Shale Gas and Hydrualic Fracturing in the US: Opportunity or Underestimated Risk?” MSCI Industry in Focus, Unconventional Oil & Gas, October 2011.
21 Secretary of Energy Advisory Board: Shale Gas Production Subcommittee Second Ninety Day Report. Page 9. Nov, 2011. Available at: http://www.shalegas.energy.gov/resources/111811_final_report.pdf
22 http://www.worldenergyoutlook.org/media/weowebsite/2012/goldenrules/WEO2012_GoldenRulesReport.pdf , page 9
23 IEA Golden Rules Report, page 43
24 “Extracting the Facts: An Investor Guide to Disclosing Risks from Hydraulic Fracturing Operations”. Dec, 2011. http://www.iehn.org/documents/frackguidance.pdf
25 “Shell Onshore Tight Sand/Shale Oil & Gas Operating Principles.” http://www.shell.us/home/content/usa/aboutshell/shell_businesses/onshore/principles/
26“ BG Group Operating Principles for Unconventional Gas” http://www.bg-group.com/OurBusiness/OurBusiness/Pages/UnconventionalGasResources_position.aspx
27 “Talisman Energy: Shale Gas Operating Principles” http://www.talisman-energy.com/operations/north_america/shale-operating-principles.html
28 Efstanthiou, Jr. “Tighter Fracking Regulations Favored by 65% of U.S. in Poll”. Bloomberg. Mar, 2012. http://www.bloomberg.com/news/2012-03-15/tighter-fracking-regulations-favored-by-65-of-u-s-in-poll.html
29 Malewitz, J. “States Scramble to Regulate Fracking.” Stateline. May, 2012. Available at: http://www.pewstates.org/projects/stateline/headlines/states-scramble-to-regulate-fracking-85899385716

30 Taomassoni, D. “South Dakota considering new oil and gas regulations; increased state oversight likely.” Association of Corporate Counsel. Jan., 2013. http://www.lexology.com/library/detail.aspx?g=1a7ef156-4311-41f7-a3aa-ede15e6db007
31 “SEC Bears Down on Fracking”, http://online.wsj.com/article/SB10001424053111904009304576528484179638702.html)
32 “Norse Energy's U.S. Unit Files for Chapter 11” http://online.wsj.com/article/SB10001424127887323501404578165540473583564.html
33 “Talisman Suspends Shale Gas Exploration in Quebec”  http://www.theglobeandmail.com/globe-investor/talisman-suspends-shale-gas-exploration-in-quebec/article4753334/
34 “Insight: N.Y. Gas Drillers' Victory Soured by Tough New Rules”  http://www.reuters.com/article/2011/10/21/us-newyork-shale-idUSTRE79K4YT20111021
35 http://www.shalegas.energy.gov/resources/111811_final_report.pdf,  page 9.

Respectfully yours,

Nora M. Nash, OSF

Office of Corporate Social Responsibility
609 South Convent Road,  Aston, PA 19014-1207
610-558-766l  Fax: 610-558-5855  E-mail: nnash@osfphila.org  www.osfphila.org